Securities and Exchange Commission
                                Washington, D. C. 20549

                                      Schedule 13G
                       Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)

                                   Eastman Kodak Company
                                        Common Stock
                                   CUSIP Number 277461109

Date of Event Which Requires Filing of this Statement:     December 31, 2002

CUSIP No. 277461109

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)    Sole voting power:          - 0 -
         6)    Shared voting power:        24,010,841
         7)    Sole dispositive power:     - 0 -
         8)    Shared dispositive power:   24,010,841

         9)    Aggregate amount beneficially owned by each reporting person:
                  24,010,841

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  8.26%

         12)   Type of reporting person:
                  HC, CO
           ____________________________________________________________
         Item 1a)     Name of issuer:
                           Eastman Kodak Company

         Item 1b)     Address of issuer's principal executive offices:
                           343 State Street
                           Rochester, NY  14650

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     277461109

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                                Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                                Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is subject
                                to ERISA of 1974 or Endowment Fund; see
                                240.13d-1(b)(ii)(F).
         (g)    [ X ]    Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:            24,010,841

         (b)     Percent of Class:  8.26%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    24,010,841
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    24,010,841

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                                person:

                           Various accounts managed by the investment advisory subsidiaries described in Item 7 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Eastman Kodak Company.

                           Accounts managed by Legg Mason Funds Management, Inc., in the aggregate, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 14,989,115 shares, or 5.15% of the total shares outstanding of Eastman Kodak Company.

         Item 7)    Identification and classification of the subsidiary which
                        acquired the security being reported on by the parent holding company:

                          Bartlett & Co., investment adviser
                          Batterymarch Financial Management, Inc.,
                                investment adviser
                          Brandywine Asset Management, LLC, investment
                                adviser
                          Gray, Seifert & Co., Inc., investment adviser
                          Legg Mason Capital Management, Inc., investment
                                 adviser
                          Legg Mason Focus Capital, Inc., investment adviser
..                         Legg Mason Funds Management, Inc., investment adviser
                          Legg Mason Trust, fsb, investment adviser
                          Legg Mason Wood Walker, Inc., investment adviser
                                    and broker/dealer with discretion
                          Perigee Investment Counsel, Inc., investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ---------------------------
         Date - February 13, 2003



         By __________________________________________________
              Timothy C. Scheve, Sr. Ex. Vice President


                                      Joint Filing Agreement
                                    ---------------------------

                  Each party signing below agrees that this statement is submitted as a joint filing on behalf of the undersigned.

         Legg Mason, Inc.



         By ______________________________________________________
                  Timothy C. Scheve, Sr. Ex. Vice President

         Legg Mason Funds Management, Inc.



         By ______________________________________________________
                  Jennifer Murphy, Sr. Vice President